
10011294

Northrim

community commitment

annual report 2009

community connections

Community Banking

community leadership

community focus





Net Income Attributable to Northrim BanCorp


$ thousands
15,000
12,000
9,000
6,000
3,000
2005
2006
2007
2008
2009



Assets


$ thousands
1,200,000
1,000,000
800,000
600,000
400,000
200,000
2005
2006
2007
2008
2009

Loans


$ thousands
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
2005
2006
2007
2008
2009

Chairman's Message to Shareholders

Marc Langland, Chairman, President & CEO
Northrim BanCorp

Northrim's financial results showed continued improvement in 2009. Our earnings grew 27% and we maintained our strong capital position. The cash dividend we paid in the fourth quarter of 2009 was our 59th consecutive quarterly dividend. The relative strength of Alaska's economy, the experience and dedication of our management and staff, and our financial strength has allowed us to perform better than many other community banks in the rest of the country.

In 2008 we decided against participating in the government programs to provide additional capital to banks. We remain confident that we have the capital, liquidity, and financial strength to weather the current economic challenges without any assistance from the federal government.

However, we still have serious concerns about the lingering effects of the financial crisis on the national economy and public perception of the banking industry. There are many uncertainties, including ballooning deficits, high levels of public and individual debt, potential tax increases, and high unemployment which make it difficult to plan for the future. We will be watching interest rates very closely, with the expectation that they will begin to increase in the latter half of the year as monetary policy changes to balance the economic recovery against inflation concerns.


Northrim

Alaska's economy, too, entered a mild slowdown in 2009, but has fared better than the U.S. economy in nearly every respect. High oil prices, the continued payment of permanent fund dividends, and federal stimulus money kept cash flowing in the economy. Alaska's housing market has also been relatively more stable, with the second-lowest level of mortgage delinquencies and foreclosures in the nation through the third quarter of 2009. Housing prices, employment and personal income dipped only slightly during the year.

Community Banking

One-third of Alaska's economy is based on oil and gas exploration and production. More than 88% of Alaska's annual state government budget is funded by petroleum royalties and taxes. Recent high oil prices have generated large surpluses to state government, but production continues to decline. We believe that declining production is a bigger long-term risk to state government revenues and Alaska's economy as a whole than the risk of low oil prices. Just slowing the rate of decline will require significant industry investment.

We continue to be concerned that state government's approach does not encourage investment in Alaska's primary industry. Along with other business leaders in Alaska, we believe it is critically important for the state to remove barriers to oil and gas development. While progress continues

continued on p. 2

Marc Langland is chairman, president and chief executive officer of Northrim BanCorp, Inc., and is chairman and chief executive of its wholly owned subsidiary, Northrim Bank.

After starting in banking in Iowa and Colorado, Marc began his Alaska banking career in 1965 in Anchorage. In 1977, he became president and CEO of First National Bank of Fairbanks, a position he held through 1985. From 1985-1987, he served as chairman and CEO of Key Bank of Alaska. Marc co-founded Northrim Bank in 1990.

Marc has served in leadership roles in business, community and statewide organizations which work toward a strong economy and prudent fiscal planning at the state level. He is currently a board director for Alaska Air Group; Usibelli Coal Mine, Inc.; Commonwealth North; and Fiscal Policy Council of Alaska.

on a natural gas pipeline, economic and political uncertainty is impacting the project's scope and schedule. Advancement on these issues would relieve some of the market uncertainty that impacts business investment and loan demand.

In this environment, we feel it is important to continue to operate prudently. We will remain focused on improving our credit quality and maintaining a strong capital base so we have the flexibility to meet economic and political challenges and take advantage of market opportunities.

In August 2009, the board of directors promoted Joe Beedle to president of Northrim Bank as part of the company's management succession plan. Thoughtful succession planning is a high priority at all levels, as we continue to develop a management team to carry on the values Northrim was founded on. The experience and tenure of our team is our greatest strength and the most important factor for the success of any community bank.

Among community banks, Northrim continues to perform above our regional peers in net interest margin, capital levels, liquidity, and percentage of core deposits. We believe our stock continues to be a good value for our shareholders, and we appreciate your continued confidence and support.




Net Interest Margin
6.0%
5.8%
5.6%
5.4%
5.2%
5.0%
2005
2006
2007
2008
2009


Capital Position
Tier 1 Risk-Based Capital
16%
14%
12%
10%
8%
6%
4%
2%
"Minimum Well-Capitalized Ratio"
2005
2006
2007
2008
2009


Thanks!
Northrim Bank
U-HAUL

A Message from Joe Beedle

President, Northrim Bank



Joe Beedle was named Northrim Bank's president in August 2009. He joined the bank in May 2006 as executive vice president, chief lending officer. Joe is a member of Northrim's executive management team and is responsible for all lending.

Joe was the University of Alaska's chief financial officer from 2000 through 2006. He served as president and chief executive officer of Goldbelt, Inc., in Juneau for six years prior to taking the university position.

Joe has more than 22 years of banking experience, including 10 in an executive lending role. Prior to joining Goldbelt, Joe was executive vice president and chief credit officer for Key Bank of Alaska, and had earlier banking experience with First Bank in Ketchikan and at National Bank of Alaska.

Joe currently serves as the president of the board of Commonwealth North. He is on the board of the Alaska Council of Economic Education and on the Small Business Development Center's Advisory Board.

It is my privilege to serve as President of Northrim Bank on an executive team with more than 100 years of combined Alaska banking experience. While we each have our areas of expertise and responsibility, we work closely together to manage the company in what have proven to be unprecedented market conditions for the financial industry.

Northrim is a community bank, and like most community banks, we are distinguished by the close relationship we have with our communities and our customers. We know our depositors and our borrowers, and we make decisions locally. We operate with high standards, manage our risks prudently, and add value to our customer relationships – we don't have a "big bank" culture. Northrim's customers appreciate our Customer First Service, as evidenced by the high satisfaction and loyalty scores in our independent surveys.

The strength of a community bank reflects the strength of the local economy. That's why Northrim commits our human and financial resources to understanding and building Alaska's economy.

Our in-house economist monitors economic indicators and prepares a semi-annual review of the economy that he presents to community groups and publishes on our website. We have funded a number of economic studies and programs, including a $300,000 commitment to the University of Alaska for a research initiative, "Investing for Alaska's Future." This initiative will help Alaskans better understand the relationship between government policies and economic development and help business and government formulate investment decisions and monitor state economic and fiscal conditions.

continued on p. 4

A Message from Joe Beedle continued

Northrim's people are actively engaged in solving community and state problems through leadership of industry and civic organizations. Northrim employees are also active volunteers – teaching financial literacy classes to families in a local shelter, supporting schools in low-income areas in all of our markets, serving on community boards, and raising money for the United Way and other community causes.

One of my areas of responsibility is lending. Loan volume declined in 2009, largely as a result of a reduction in construction and land development loans as new home construction slowed to match lower demand. Demand for loans overall has been impacted by concerns about the national economy and what effects it will have in Alaska. We are actively seeking new lending opportunities and expressing our desire to increase our loan portfolio.

We had some successes in 2009 developing new lending relationships with oilfield service companies, Alaska Native corporations, and health care practitioners. Going forward, our strong base of core deposits gives us a good "inventory" of funds to lend, and our community engagement will put us in front of more borrowers that appreciate our value-added lending services.

Our focus for the past three years has been on bringing increased discipline to our lending practices and adopting policies and processes to match our billion dollar size. We have been successful in managing our problem loans through 2009, and have restructured our credit and quality assurance functions to free up loan officers to pursue more opportunities in 2010.

Our affiliates also delivered good results in 2009. Northrim Bank has a controlling ownership in Northrim Benefits Group, an employee benefits firm. They provide value to our customers with health plans that help those companies retain good employees – and they provide value to Northrim through fee income. Residential Mortgage closed $1.1 billion in loans in 2009 and made a significant contribution to Northrim's non-interest income through our ownership position.

Looking forward, Northrim is planning for the future. We are engaging all of our employees in Vision2020, a strategic plan to take Northrim from our 20th anniversary in 2010 to the year 2020.

Although 2010 will no doubt present new challenges, Northrim's strong financial position, dedicated staff, community bank values, and commitment to add value in our customer relationships position us well to compete in the future.


Required Information

A Message from Joe Schierhorn

Chief Financial Officer, Northrim Bank

Northrim had strong growth in net income in 2009, up 27% over 2008 to $7.7 million. Earnings per share grew 26%, to $1.20. Northrim's net interest margin also increased to 5.33% from 5.26% a year ago despite a low rate environment and a significant decline in loan volume. Our core deposit base and effective loan pricing decisions were key factors in maintaining a net interest margin higher than 96% of the commercial banks in the country.

Credit quality continued to be a challenge in 2009 as we worked through problem loans. In 2009, net loan charge-offs were 1% of average loans outstanding. We continued to move loans through the collection process. During the year, we sold 55 properties from our Other Real Estate Owned ("OREO") portfolio for $9.1 million at a profit of $453,000. This activity is a reflection of the relative stability of our real estate market. We also decreased our loans measured for impairment and nonperforming loans by $33.4 million and $3.8 million, respectively. In addition, we increased our allowance for loan losses to 2% of total loans outstanding at December 31, 2009, as compared to 1.81% of loans outstanding at the end of 2008.

A bright spot last year was the $2.1 million, 19% increase in other operating income. While many components of other operating income showed nice improvements for 2009 over 2008, the standout was the performance of our mortgage affiliate, Residential Mortgage, LLC, driven by a strong refinance market.

continued on p. 6



Joe Schierhorn is executive vice president, chief financial officer of Northrim Bank. Joe is a charter employee. He started in commercial lending and served as vice president and manager of commercial loans prior to his appointment to the CFO position in 2001.

Prior to joining Northrim Bank, Joe worked as commercial lender at Key Bank of Alaska and as a tax accountant for Peat Marwick Mitchell & Co. He is a member of the Alaska Bar Association and is a certified public accountant.

Joe earned an undergraduate degree from Stanford University and Juris Doctorate and Masters in Management degrees from Willamette University. He graduated from the University of Washington's Pacific Coast Banking School in 2003.

Joe is past president of the Alaska Banker's Association, a former member of the Anchorage United Way Campaign Cabinet and a current member of Anchorage Downtown Rotary.

A Message from Joe Schierhorn continued

Other operating expenses were up 3%, or $1.4 million in 2009, driven largely by a $1.8 million increase in FDIC insurance. We also incurred a $718,000 prepayment penalty on some expensive 10-year term Federal Home Loan Bank advances. The prepayment cost was seven cents per share in 2009, but if rates stay at current low levels, this should add five cents per share in 2010. We noted a significant decrease in expenses from the write-down of OREO in 2009, a trend we hope will continue.

We have always believed a strong capital base protects shareholders over the long term. In these difficult times that is truer than ever. Northrim's capital ratios continue to be very strong at 15.24% total capital and 12.13% leverage. This not only provides protection in today's market, but also will be available to support future growth opportunities.


Northrim Bank
Alaska Construction
2010

2009 Financial Snapshot

Unaudited (In Thousands Except Per Share Amounts)	2009	2008	2007	2006	2005
Net interest income	$46,421	$45,814	$49,830	$47,522	$43,908
Provision for loan losses	7,066	7,199	5,513	2,564	1,170
Other operating income	13,537	11,399	9,954	7,766	4,933
Other operating expense	41,810	40,439	35,063	31,476	29,577
Income before income taxes	11,082	9,575	19,208	21,248	18,094
Income taxes	2,967	3,122	7,260	7,978	6,924
Net Income	8,115	6,453	11,948	13,270	11,170
Less: Net income attributable to noncontrolling interest	388	370	290	296	-
Net income attributable to Northrim Bancorp	$7,727	$6,083	$11,658	$12,974	$11,170
Earnings per share:					
Basic	$1.22	$0.96	$1.82	$2.02	$1.70
Diluted	1.20	0.95	1.80	1.99	1.64
Cash dividends per share	0.40	0.66	0.57	0.45	0.40
Assets	$1,003,029	$1,006,392	$1,014,714	$925,620	$895,580
Loans	655,039	711,286	714,801	717,056	705,059
Deposits	853,108	843,252	867,376	794,904	779,866
Long-term debt	4,897	15,986	1,774	2,174	2,574
Junior subordinated debentures	18,558	18,558	18,558	18,558	18,558
Shareholders' equity	111,020	104,648	101,391	95,418	84,474
Book value per share	$17.42	$16.53	$16.09	$15.61	$13.86
Tangible book value per share	$16.01	$15.06	$14.51	$14.48	$12.65
Net interest margin (tax equivalent)	5.33%	5.26%	5.89%	5.89%	5.66%
Efficiency ratio (cash)	69.19%	70.07%	58.09%	56.06%	59.80%
Return on assets	0.79%	0.62%	1.24%	1.46%	1.33%
Return on equity	7.08%	5.85%	11.70%	14.45%	13.17%
Equity/assets	11.07%	10.40%	10.00%	10.31%	9.44%
Dividend payout ratio	33.18%	68.93%	30.54%	21.43%	22.92%
Nonperforming loans/portfolio loans	2.67%	3.66%	1.59%	0.92%	0.86%
Net charge-offs/average loans	1.00%	0.86%	0.86%	0.16%	0.18%
Allowance for loan losses/portfolio loans	2.00%	1.81%	1.64%	1.69%	1.52%
Nonperforming assets/assets	3.47%	3.84%	1.56%	0.79%	0.69%
Number of banking offices	11	11	10	10	10
Number of employees (FTE)	295	290	302	277	272

A Message from Chris Knudson

Chief Operating Officer, Northrim Bank

Chris Knudson is executive vice president, chief operating officer of Northrim Bank. Chris is a charter employee of Northrim Bank. He played an integral role in the formation of the bank, and served as the bank's first chief financial officer. He has established sound financial policies to help ensure the bank continues to have a strong balance sheet.

Chris was vice president and controller of Alaska Pacific Bank from 1982 to 1983, Alaska Pacific Bancorporation from 1983 to 1985, and Key Bancshares of Alaska (a subsidiary of Key Pacific and the holding company of Alaska Pacific Bancorporation) from 1985 until 1987.

From 1987 to 1990, Chris held various positions with Key Bank of Alaska, including senior vice president and chief financial officer, before joining Northrim in 1990.



For banks, the value of maintaining strong liquidity has never been more obvious than in recent years.

Poor liquidity was a factor in many of the more than 130 banks that failed in 2009. Banks that relied heavily on borrowed funds or brokered deposits have had serious regulatory and funding challenges compared to banks like Northrim that have followed a core deposit funding strategy.

Core deposits are those gathered in the normal course of business through a bank's branch system. Core deposits are a stable source of funds because there is an ongoing customer relationship between the depositor and the bank. That attribute is nice during normal times, but can be crucial to a bank's success during economic turmoil.

A good branch system is essential to build a solid deposit base. Customers still place great importance on convenience when selecting a bank, which in their minds often means the convenient location of a bank's branches. We have 11 branches in Alaska, which are accessible to 70% of Alaska's population. Although we have plans to expand our branch network in the long term, in the current environment we are cautious with our expenditures and are devoting most of our attention to improving the operational efficiency of our existing branch network.

continued on next page


Deposits
Demand Deposits
Interest-bearing Demand Deposits
Savings Deposits
Alaska CDs
Money Market Deposits
Time Deposits

Five years ago we saw an opportunity to increase our deposit accounts through the High Performance Checking program. We felt that we had excess capacity in our branch system and we could significantly increase our account base without a corresponding increase in our costs. The program has been very successful and in those five years the number of our deposit accounts has increased from 31,000 to 45,000.


Proud to be Alaskan

Even after all that growth we still feel we have excess capacity due in large part to customers shifting their transactions from in-person to electronic. While we have increased the number of deposit accounts 46% in five years, our in-branch transactions have increased only 18%.

What do core deposits mean to shareholders? They are a critical component of a strong balance sheet, right up there with capital and asset quality. They lower a bank's risk profile because strong core deposit banks are not subject to the whims of the national capital markets as to the availability and cost of their funds. They also enhance profitability as a major contributor to a strong net interest margin and provide significant fee revenue without credit risk. In short, they create the franchise value of a community bank.



Another important focal point at Northrim is better management of our operating costs. While our noninterest expense increased $1.4 million, or 3% in 2009 from 2008, it included an increase in FDIC insurance expense of $1.8 million and a one-time early payment penalty of $718,000 on the payoff of expensive term advances from the Federal Home Loan Bank.

We've had good success in finding efficiencies that save money now and in the future, some large, some small. I have been very pleased at the positive approach and creativity our employees have shown; the only parameters we put around their work are not to compromise prudent banking standards or Northrim's commitment to Customer First Service.


Thanks!
Thanks!
Thanks!

Like maintaining core deposits, reducing our operating costs is an important strategy. Not only will it increase profitability if done right, but it should also reduce our risk profile by decreasing the pressure on revenue generation to cover costs.

A Message from Steve Hartung

Executive Vice President, Quality Assurance and Credit Administration, Northrim Bank

I joined Northrim in 2005 to manage quality assurance and begin a number of risk management and mitigation practices to better match the size and sophistication of our loan portfolio. We have worked aggressively in a number of areas, including underwriting and loan administration, appropriate risk classification, management of concentrations, and adequacy of our loan policies. We believe we have made significant progress, which is reflected in our 2009 results.

Northrim's Executive Loan Management Group, comprised of senior lending officers, senior credit personnel and executive officers, was created to bring focus and leadership to credit quality issues. We aligned responsibilities within our existing staff to better manage risk. Within the last 12 months, we completed reviews of each of Northrim's lending groups, developed strategies to address our problem loans, and monitored their implementation.

We conduct global credit analysis on larger lending relationships, with an additional level of review of commercial loans to large or complex borrowers. Northrim employs both individual project and portfolio-wide stress testing as part of our quality assurance process. We tightened underwriting guidelines, refined our credit concentration policy, and put new problem loan reporting procedures in place to produce more timely and meaningful reporting. We have also provided additional training for our lenders in financial accounting, appropriate loan structure, and risk analysis.

As Northrim's intensive focus on credit quality improvement and administration and early identification of problem credits continues, we expect further reductions in loans measured for impairment and nonperforming assets. However, a slowing Alaska economy and a less robust residential housing market may act to hold both at a higher level than the historical averages would suggest.



Steve Hartung is executive vice president, Credit Administration and Quality Assurance of Northrim Bank. He joined the Northrim team in November, 2005.

The first ten years of his professional career in Alaska were with Peat Marwick Mitchell. He is a certified public accountant. Steve later held financial and executive positions with Alaska International Industries for seventeen years, and then provided independent financial services related to bankruptcies, reorganizations, liquidations and business planning for ten years prior to joining Northrim.

Steve is a graduate of the University of Minnesota.

He currently serves on the Municipality of Anchorage Budget Advisory Commission.

All of Northrim's executives have extensive experience in Alaska banking and a thorough understanding of the communities where we do business. The management and employees of Northrim Bank are deeply committed to serving businesses, professionals, and individual Alaskans.




Money is Funny

Nonperforming Assets


$ thousands
$50,000
$40,000
$30,000
$20,000
$10,000
2005
2006
2007
2008
2009

Loan Portfolio


Real Estate Term
Commercial
Real Estate Construction
Home Equity Lines & Other Consumer

as of December 31, 2009



Northrim BanCorp Affiliated Companies


Residential
MORTGAGE LLC

Residential Mortgage, LLC ("Residential Mortgage") is an Alaskan-owned mortgage company dedicated to providing professional home loan financing. Residential Mortgage has been affiliated with Northrim Bank since the company began operations in 1998.

In 2009, record low mortgage interest rates and the $8,000 federal first-time home buyer tax credit kept refinance activity strong and helped stabilize demand for existing homes. Many Alaskans took advantage of 15-year mortgages that were being offered as low as 4.25% and 30-year mortgages at 4.75%. These factors helped propel Residential Mortgage's income to all time highs in 2009.

Residential Mortgage's closed loans rose 54% from $713 million in 2008 to more than $1.1 billion in 2009. They provided 6,347 loans to customers for the purchase of homes or to refinance their existing homes, up 48% from 4,277 in 2008. For the year, income from Northrim's mortgage affiliate was up 295% to $2.3 million from $595,000 in 2008.

"We can't say enough about how hard our professional staff worked last year keeping up with the enormous demand," Residential Mortgage Managing Partner Roger Aldrich said. "Needless to say, we don't expect to repeat last year's performance in 2010, but will remain the leader in the industry."

Residential Mortgage has 222 employees with 196 of them in Alaska. They have offices in Anchorage, Fairbanks, Wasilla, Eagle River, Soldotna, Kodiak and Juneau as well as in Charleston, South Carolina and Spokane, Washington. These include seven joint ventures where Residential Mortgage provides mortgage services with real estate sales companies including their newest office opened last year in Spokane.


Northrim
BENEFITS
Group
An affiliate of Northrim Bank

Northrim Benefits Group (NBG) provides group health insurance and benefit plans to businesses and organizations with 2 to 1,000 employees. NBG is based in Anchorage and assists clients in Alaska and across the country. For the past three decades, NBG has consistently proven itself as a respected leader in the industry.

Northrim Bank acquired a majority ownership position in the company in 2005. Through this affiliation, NBG has increased its client base and, over the past five years, total NBG revenues have grown more than 114%. Income to the bank from NBG increased 20% in 2009 from the previous year with revenue growing to more than $1.7 million compared to just under $1.5 million in 2008. The number of group clients increased 11% over the same period.

NBG has doubled the size of its staff to meet the increased demand and continues to provide high quality service. "We are a respected leader in group insurance and benefit plans and deliver professional expertise with integrity and relentless attention to detail," NBG President Bruce Moore said.

NBG provides clients with the latest information on benefit plan options. "We monitor the rapidly changing world of healthcare reform and stay on top of the latest legislative developments to educate, communicate, and advise clients on what we are likely to face in the future of benefits," Moore said. "We also provide clients access to a suite of value-added services, including human resources and wellness consulting services."



ELLIOTT COVE
Capital Management

Northrim Bank helped found Elliott Cove Capital Management in 2002. Elliott Cove provides investment management services to a wide range of individual and corporate clients throughout the United States. Their mission is to provide above-average returns with below-average risk through intelligent, disciplined asset allocation.

Despite a challenging environment for securities, the investment services available to Elliott Cove Capital Management's partner banks demonstrated resolve. The markets endured a sharp decline which began in late 2007 and continued into 2009. Elliott Cove realizes that diversification neither assures a profit nor guarantees against loss in a declining market. However, a properly constructed and well-diversified portfolio is a key component of a successful investment experience.

Compared to 2008, Elliott Cove's total assets under management were up over 10% to $75 million in 2009. Of that, Northrim Bank's total assets under management were up over 17% for the same period ending the year with $41 million.

There were a total of 19 Investment Advisor Representatives (IARs) offering Elliott Cove products in 2009 in the Pacific Northwest and in Alaska. Seven of those were at Northrim Bank. In 2010, more IARs will be licensed bringing the expected number of representatives at Northrim to 10.

"Elliott Cove was created to give community banks an alternative investment program without the common pitfalls and downside risks associated with a traditional wire house investment program," Elliott Cove Executive Vice President and Chief Operating Officer Ralph D. Chiocco, Jr. said. "This unique approach allows banks to implement and manage their own investment program and better compete in today's banking environment while improving their non-interest income."



PACIFIC PORTFOLIO

In the first quarter of 2006, Northrim purchased a 24% interest in Pacific Wealth Advisors, LLC, the holding company for Pacific Portfolio Consulting, LLC and Pacific Portfolio Trust Company. Founded in 1992, Pacific Portfolio serves affluent individuals, families, corporations, foundations and not-for-profit organizations. As a fee-only advisor, the company sells no investment products, enabling its team of professionals to provide advice in an environment that is free from conflicts of interest.

Individuals and families are served by Pacific Portfolio through its investment advisory and trust companies, receiving comprehensive planning, advice, and management to create, preserve and ultimately transfer wealth.

For institutional clients, Pacific Portfolio Consulting, LLC provides services to fiduciaries to assist them in meeting their duties and responsibilities for oversight of investment assets they oversee on behalf of others.

In a period of unprecedented global market volatility coupled with a rapidly changing industry environment, Pacific Portfolio has demonstrated continued stability and growth. In 2009, the company's assets under advisement grew by 29% over 2008 to $1.38 billion.

Management believes its focused and disciplined approach to asset management and ability to retain and attract a high-quality team of investment and service professionals was a key factor in the high level of client retention during these turbulent times.

While its clients are predominately located in the Pacific Northwest and Alaska, Pacific Portfolio serves clients on a nationwide basis.



Northrim Bank Senior Managers as of 2/15/10

Senior Managers

Standing from left:
Tara Tetzlaff, Steve Hartung, Dennis Bingham, Blythe Campbell, Lynn Wolfe, Dan Lowell, Carolyn Jennings, Len Horst, Sheri Gower, Joe Schierhorn, Chris Knudson, Benjamin Craig, Amber Zins

Seated from left:
Suzanne Whittle, Ken Ferguson, Audrey Amundson, Marc Langland, Joe Beedle

Board of Directors



Marc Langland
Director since 1990
Chairman, President and CEO



Chris Knudson
Director since 1998
Executive Vice President and COO



Larry S. Cash
Director since 1995
President and CEO, RIM Architects, LLC since 1986.



Mark G. Copeland
Director since 1990
Owner of Strategic Analysis, LLC, a management consulting firm, since 1999.
Member of Copeland, Landye, Bennett and Wolf, LLP, a law firm, for 30 years prior to that time.



Ronald A. Davis
Director since 1997
CEO and Administrator, Tanana Valley Clinic until his retirement in 1998.
Secretary/Treasurer, Canoe Alaska from 1996 to 1999.
Vice President, Acordia of Alaska Insurance from 1999 to 2003.



Anthony Drabek
Director since 1991
President and CEO, Natives of Kodiak, Inc., an Alaska Native corporation, since 1989.
Chairman and President, Koncor Forest Products Company.
Secretary/Director, Atikon Forest Products Company.



Richard L. Lowell
Director since 1990
President, Ribelin Lowell & Company, an insurance brokerage firm, from 1985 to 2004.



Irene Sparks Rowan
Director since 1991
Director, Klukwan, Inc., an Alaska Native corporation, from 1988 to 2000.



John C. Swalling
Director since 2002
President, Swalling & Associates, PC, an accounting firm, since 1991.



David G. Wight
Director since 2006
President & CEO, Alyeska Pipeline Service Company from 2000 to 2006, following a 40-year career with the Amoco Corporation, which became BP in 1998.

Bank Officers

Executive Officers

Marc Langland, Chairman & Chief Executive Officer***
Joe Beedle, President
Steve Hartung, Loan Quality Assurance Officer
Chris Knudson, Chief Operating Officer***
Joe Schierhorn, Chief Financial Officer***

Senior Vice Presidents

Audrey Amundson, Accounting Manager, Controller***
Dennis Bingham, Loan Administration Officer
Blythe Campbell, Marketing & Communications Manager
Ken Ferguson, Commercial Real Estate Loan Manager***
Len Horst, Commercial Loan Manager
Carolyn Jennings, Branch Administration Manager**
Dan Lowell, Northrim Funding Services Manager*
Vic Mollozzi, Business & Community Development Officer***
Tara Tetzlaff, Construction Loan Manager***
Suzanne Whittle, Information Services Manager**
Lynn Wolfe, Loan Support Services Manager***

Vice Presidents

Katie Bates, Electronic Banking Manager*
Sig Casiano, Construction Loan Officer
Catherine Claxton, Commercial Real Estate Loan Officer***
Lori Cox, Item Processing Manager*
Benjamin Craig, Information Technology Manager
Latosha Dickinson, Assistant Controller
Ray Dinger, Commercial Real Estate Loan Officer**
Mark Edwards, Commercial Loan Officer & Bank Economist
Barb Ervin, Assistant Branch Administrator*
Kimberly Farrell Brewington, Commercial Cash Management Officer**
Tammy Ferriss, Community Development & Compliance Officer***
Angela Freeman, Small Business & Consumer Loan Manager
Sandi Garnand, Commercial Loan Officer***
Sheri Gower, Human Resources Manager*
Glenna Hartman, Credit Administration Officer***
Janet Holland, Facilities Manager**
Michael Hook, Credit Administration Officer
Brian Hove, Commercial Loan Officer
Rich Jerger, Project Manager**
Josh King, Relationship Manager
Paul Kirschner, Relationship Manager
Jeanine Lillo, Assistant Controller*
Kelly Lykins-Longlet, Risk Manager*
Kathy Martin, Construction Loan Officer**
Jim Miller, Loan Quality Assurance Officer**
Mary Perez, Sales & Service Manager*
Steve Ponto, Commercial Loan Officer
Mark Renner, Commercial Loan Officer
Sharon Wright, Loan Documentation Officer**
Amber Zins, Internal Audit Manager

Assistant Vice Presidents

Lisa Adams, Division Operations Manager
Lynn Akers, Branch Sales Manager*
Aracelis Bell, Relationship Manager*
Robin Bettisworth, Audit Supervisor
Erika Bills, Business Development Officer**
Jay Blury, Marketing Officer
Tori Brandon, Credit Administration Officer***
Holly Burns, Operations Manager*
Cindy Cevasco, Business Development Officer**
Sean Christian, Strategic & Planning Manager
Ken Denny, Security Manager
Anita DeVore, Branch Sales Manager II
Julee Drennan, Human Resources Officer
Esther Fouts, Accounting Supervisor***
Tina Hartley, Special Credits Officer III**
Dawn Hoxie, Branch Sales Manager**
Regina Jackson, Branch Sales Manager II
Jesse Janssen, Commercial Loan Officer**
Fiona Johnson, Branch Sales Manager II
Tammy Kosa, Branch Sales Manager II*
Brigitte Lampert, Branch Sales Manager
Heidi Moes, Loan Servicing Officer*
Darci Ornellas, Branch Administration Operations Officer
Amy Penrose, Branch Sales Manager II*
Rick Pinkerton, Loan Review Officer*
Fran Ponge, Branch Sales Manager*
Jared Rennie, Branch Sales Manager
Paula Sanders-Grau, Commercial Cash Management Officer*
Russ Sharpton, Commercial Loan Officer*
Bill Simpson, Special Credits Officer III
Rodlynn Smallwood, Branch Sales Manager
Melissa Stewart, Commercial Loan Officer
Rina F. Suesue, Branch Sales Manager
Mildred Sy, Loan Quality Assurance Officer
Josie Thayer, Electronic Business Services Manager
Sherry Townsend, Community Development & Compliance Officer*
Sandy Walters, Small Business Loan Officer**
Nancy Wilson, Deposit Compliance Officer*
Cathy Wright, Loan Administration Support Officer*

AVP and above as of 2/15/10: * ≥ Five year employee, ** ≥ Ten year employee, *** ≥ Fifteen year employee

2009 Customer First Service Award Winners



Standing from left:
Lori Klug, Item Processing
Sunshine Mitchell, Loan Support Services
Haddy John, Midtown Financial Center
Nicole Jones, Commercial Cash Management
Laureen Driscoll, 36th Avenue Branch

Seated from left:
Margie Urban, Downtown Fairbanks Branch
Janet DeLeon, Electronic Banking
Erin Gage, Branch Administration

Information and Addresses

Annual Meeting:
Thursday, May 20, 2010, 9:00 a.m.
Hilton Anchorage Hotel - 500 W. 3rd Ave., Anchorage, AK

Stock Symbol: Northrim BanCorp, Inc. (NASDAQ: NRIM)

Auditor: KPMG LLP

Transfer Agent & Registrar:
American Stock Transfer & Trust Company
(800) 937-5449 info@amstock.com

Legal Counsel: Davis Wright Tremaine LLP

Investor Requests:
For stock information and copies of earnings & dividend releases, click on "Investor Information" section at www.northrim.com

Investor Email Subscription:
Send a request to investors@nrim.com;
Call our Corporate Secretary at (907) 261-3301;
or, write Corporate Secretary, Northrim Bank
P.O. Box 241489, Anchorage, AK 99524-1489

Credits:
Photos by Chris Arend Photography, Greg Martin Photography and Glenn Hagberg; Design: Richard Drake
Printing: A.T. Publishing & Printing, Inc.

This report includes forward-looking statements, which are not historical facts. These forward-looking statements describe management's expectations about future events and developments such as future operating results, growth in loans and deposits, continued success of the Company's style of banking, and the strength of the local economy. All statements other than statements of historical fact, including statements regarding industry prospects and future results of operations or financial position, made in this report are forward-looking. We use words such as "anticipate," "believe," "expect," "intend" and similar expressions in part to help identify forward-looking statements. Forward-looking statements reflect management's current plans and expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations, and those variations may be both material and adverse. Forward-looking statements are subject to various risks and uncertainties that may cause our actual results to differ materially and adversely from our expectations as indicated in the forward-looking statements. These risks and uncertainties include: the general condition of, and changes in, the Alaska economy; factors that impact our net interest margin; and our ability to maintain asset quality. Further, actual results may be affected by competition on price and other factors with other financial institutions; customer acceptance of new products and services; the regulatory environment in which we operate; and general trends in the local, regional and national banking industry and economy. You should be aware that these factors are not an exhaustive list, and you should not assume these are the only factors that may cause our actual results to differ from our expectations. In addition, you should note that we do not intend to update any of the forward-looking statements or the uncertainties that may adversely impact those statements, other than as required by law.

Northrim Bank Locations

ANCHORAGE
Northrim Headquarters
P.O. Box 241489
Anchorage, Alaska 99524-1489
(907) 562-0062
(800) 478-2265 outside Anchorage
www.northrim.com

Midtown Financial Center
3111 C Street

Huffman Branch
1501 E. Huffman Road

Jewel Lake Branch
9170 Jewel Lake Road

SouthSide Financial Center
8730 Old Seward Highway

West Anchorage Branch & Small Business Center
2709 Spenard Road

Seventh Avenue Branch
517 W. 7th Avenue

36th Avenue Branch
811 E. 36th Avenue

EAGLE RIVER
Eagle River Branch
12812 Old Glenn Highway

WASILLA
Wasilla Financial Center
850 E. USA Circle

FAIRBANKS
Downtown Fairbanks Branch
714 Fourth Avenue

Fairbanks Financial Center
360 Merhar Avenue

BELLEVUE, WASHINGTON
Northrim Funding Services
170 120th Avenue N.E., Suite 202
P.O. Box 50245
Bellevue, WA 98015
(425) 453-1105



Northrim
BanCorp
Inc.

Affiliated Companies

Elliott Cove Capital Management, LLC
2003 Western Avenue, Suite 200
Seattle, WA 98121
(206) 267-2683
www.elliottcove.com

Northrim Benefits Group, LLC
2550 Denali Street, Suite 1502
Anchorage, AK 99503
(907) 263-1401
www.northrimbenefits.com

Residential Mortgage, LLC
Headquarters
100 Calais Drive
Anchorage, AK 99503
(907) 222-8800
www.residentialmtg.com

Pacific Portfolio Consulting, LLC and Pacific Portfolio Trust Company
Two Union Square
601 Union Street, Suite 4343
Seattle, WA 98101
(206) 623-6641
www.pacific-portfolio.com